UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
August 11, 2008
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 11, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

PAPUA NEW GUINEA GOLD JOINT VENTURE COMMENCES
Port Moresby, Papua New Guinea
7 August 2008
Harmony Gold Mining Company Limited (Harmony) and Newcrest Mining Limited (Newcrest) announced today that Newcrest has now acquired its initial 30.01% interest in the joint venture holding exploration and mining assets in the Morobe province of Papua New Guinea (PNG).
The announcement follows Newcrest’s payment of US$230 million* to Harmony and the completion of all steps required to achieve Stage 1 of the joint venture, including government and regulatory approvals.
Newcrest will increase its interest in the joint venture to 50% by sole funding all project expenditure until the date of first production from the Hidden Valley mine, up to a maximum of US$306 million*. Production is scheduled to commence at Hidden Valley in mid-2009.
The completion of Stage 1 today marks the commencement of the joint venture. The joint venture assets, which will be operated under the name Morobe Mining Joint Ventures, include the Hidden Valley gold mine, as well as the highly prospective Wafi Golpu copper/gold deposit and extensive exploration tenements in the Morobe province of PNG.

*	Numbers adjusted from original news release (22 April 2008), to reflect additional time required to complete Stage 1, including approvals etc. Total consideration paid by Newcrest may be lower, depending on actual project expenditure.
For further information, please contact:
Harmony Gold Company Limited

Graham Briggs	Amelia Soares
Chief Executive Officer	General Manager, Investor Relations
+27 (0) 11 411 2023	+27 (0) 11 411 2314
+27 (0) 83 265 0274	+27 (0) 82 654 9241
Newcrest Mining Limited

Investor Enquiries	Media Enquiries
Karen McRae	Daryl Corp
Phone: +61 3 9522 5316	61 3 9522 5376
Email: karen.mcrae@newcrest.com.au	daryl.corp@newcrest.com.au